Joseph C. Theis, Jr. 617.570.1928 jtheis@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

October 2, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Fleetmatics Group PLC

Registration Statement on Form F-1

Filed on September 24, 2012

File No. 333-183441

Dear Mr. Crispino:

This letter is being supplementally furnished on behalf of Fleetmatics Group PLC (the “Company”) and, in response to discussions (the “Discussions”) on September 28, 2012 with Matthew Crispino of the staff of the U.S. Securities and Exchange Commission (the “Staff”), the Company advises the Staff, in connection with the Staff’s comments to the Registration Statement on Form F-1 (File No. 333-183441) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission on September 24, 2012, that the Company is concurrently filing Amendment No. 2 to the Registration Statement which includes changes as follows:

1.	Pursuant to the Discussions, the Company has revised the disclosures on page 141 and 145 of the prospectus to state that certain disclosure is the opinion of Maples and Calder and Goodwin Procter LLP, as applicable.

2.	Pursuant to the Discussions, Exhibits 5.1, 8.1 and 8.2 to the Registration Statement have been revised in accordance with Staff Legal Bulletin No. 19.

3.

In response to the Discussions, the Company respectfully submits that the composition agreement and Special Eligibility Agreement for Securities (together, the “DTC Agreements”) referred to on page 145 of the prospectus are not required to be filed as exhibits to the Registration Statement. The Company believes that the

Mr. Crispino

United States Securities and Exchange Commission

October 2, 2012

DTC Agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they will result in immaterial payments to the DTC Parties (as defined on page 145 of the prospectus), if any, by the Company and, for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii)(B).

Initially, the Company expects that substantially all of its ordinary shares will be held through DTC (or through a broker who holds such shares through DTC). As disclosed on page 144 of the prospectus, transfers of the ordinary shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty. Accordingly, the Company will not incur liability under the DTC Agreements for these types of transfers. For the reasons specified in the prospectus, including those on pages 134 and 144, the Company strongly recommends that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC) and believes that the vast majority of shareholders will do so.

Under the DTC Agreements, the Company is liable to discharge the stamp duty liability arising on certain types of share transfer other than those which are made within DTC. As disclosed on page 134 of the prospectus, any share transfer which is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and the Company’s articles of association grant the Company’s board of directors discretion to decline to register a transfer. Accordingly, the Company does not intend to permit the registration of those transfers until stamp duty is paid in full by a party to the transfer. In exceptional circumstances, the Company may discharge the stamp duty liability and seek reimbursement from the relevant party or parties to the transfer. On this basis, the Company expects its liability under the DTC Agreements, if any, to be de minimis, further supporting its view that the DTC Agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that the Company will monitor any payments to the DTC Parties made under the DTC Agreements. If these payments become material during any future reporting period, the Company will publicly file these agreements as required by 601(b)(10) of Regulation S-K.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.

Joseph C. Theis, Jr.

cc:	James Travers, FleetMatics Group Limited

Sharon Levine, FleetMatics Group Limited

Stephen Lifshatz, FleetMatics Group Limited

Kenneth J. Gordon, Esq., Goodwin Procter LLP